Exhibit 99.3

VIQ Solutions Inc.

Q1 2022 Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Expressed in United States dollars)

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

The following Management’s Discussion and Analysis (“MD&A”) comments on the financial condition and results of operations of VIQ Solutions Inc. for the three months ended March  31, 2022. This MD&A should also be read in conjunction with the Q1 2022 unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), IAS 34, Interim Financial Reporting and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations as issued by the International Accounting Standards Board (“IASB”) and are available on SEDAR at www.sedar.com. This MD&A should also be read in conjunction with our annual MD&A and audited financial statements for the years ended December 31, 2021 and 2020, which we prepared in accordance with IFRS and are available on SEDAR at www.sedar.com and filed as Exhibit to the Registration Statement on Form F-10 at EDGAR at www.sec.gov/edgar.

Certain information included herein is forward-looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Forward-Looking Statements” and “Risk Factors”. The information in this MD&A is provided as of May 11, 2022, unless we indicate otherwise.

Unless the context otherwise requires, all references to “VIQ”, “Company”, “VIQ Solutions”, “our”, “us”, and “we” refer to VIQ Solutions Inc. and its subsidiaries. Additional information regarding the Company including in its annual information form for its fiscal year ended December 31, 2021 (the “AIF”), is available on SEDAR at www.sedar.com. Information regarding the Company is also available through the EDGAR system (“EDGAR”) of the U.S. Securities and Exchange Commission’s (“SEC”) website.

As a result of the Company’s graduation to the Toronto Stock Exchange (the “TSX”), trading of VIQ shares on the TSX Venture Exchange (the “TSX-V”) ceased after January 20, 2021. VIQ’s shares were delisted from the TSX-V at the commencement of trading on the TSX. The trading symbol for the common shares of VIQ on the TSX remained unchanged as “VQS”. VIQ’s common shares commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “VQS” on August 12, 2021.

All amounts herein are presented in United States dollars, unless otherwise indicated.

Forward-Looking Statements

This MD&A contains forward-looking statements about our achievements, the recovery of the global economy, timing of disclosure related to key performance indicators, use of future cash and capital allocation, remediation of material weaknesses in internal controls, the future success of our business and technology strategies, performance, goals and other future events. Management’s assessment of future plans and operations, cash flows, methods of financing and the ability to fund financial liabilities and the timing of and impact of adoption of IFRS and other accounting policies may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, the risks identified below.

Therefore, the Company’s actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ Solutions believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.

Management Discussion & Analysis	Page 1

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

In addition to other factors and assumptions which may be identified in this document and other documents filed by the Company, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which VIQ Solutions operates, including significant changes in demand from our clients as a result of the impact of a global economic crisis and capital markets weakness; the risk of potential non-performance by counterparties, including but not limited to, clients and suppliers, during uncertain economic conditions; our dependence on a limited number of clients; our dependence on industries affected by rapid technological change; our ability to successfully manage our operations internationally including in the United Kingdom, Australia and the United States; the challenge of managing our financial exposures to foreign currency fluctuations; our ability to obtain qualified staff and services in a timely and cost-efficient manner; our ability to obtain financing on acceptable terms including anticipated sources of funding of working capital and financial losses which may include securing credit facilities, accessing new equity, corporate acquisitions or business combinations or joint venture arrangements; the ability to secure new contracts on terms acceptable to the Company; the ability to successfully develop new products; the Company's ability to effectively register, for protection, its new and existing products in certain jurisdictions; the Company's ability to protect new and existing products from proprietary infringement by third parties and its ability to effectively enforce such proprietary infringements; taxes in the jurisdictions in which the Company operates, including Canada, the United Kingdom, Australia and the United States; and VIQ Solutions' ability to successfully market its products. Readers are cautioned that the foregoing list of factors is not exhaustive.

The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s 2022 outlook and may not be appropriate for other purposes. Readers are encouraged to read the section entitled “Risk Factors” in this MD&A and the section entitled "Risk Factors" in the AIF and the Company’s annual report on Form 20-F filed with the SEC for a broader discussion of the factors that could affect our future performance. Furthermore, the forward-looking statements contained in this document are made as at the date of this document and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Pro Forma Information

This MD&A also contains pro forma financial information, including with respect to annual recurring revenue (“ARR”) for the three months ended March 31, 2022 and 2021. The Company believes the pro forma results presented provide relevant and useful information for investors because they clarify the Company's operating performance, make it easier to compare the Company's results with those of other companies and allow investors to review performance in the same way as the Company's management. Since these measures are not calculated in accordance with IFRS, they should not be considered in isolation of, or as a substitute for, our reported results as indicators of the Company's performance, and they may not be comparable to similarly named measurements from other companies. The Company disclaims any intention or obligation to update or revise any pro forma financial information contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the pro forma financial information contained in this MD&A should not be used for purposes other than for which it is disclosed herein.

Trademarks

This MD&A includes trademarks, such as “CapturePro”, “aiAssist”, “NetScribe”, which are protected under applicable intellectual property laws and are the property of VIQ. Solely for convenience, our trademarks referred to in this MD&A may appear without the ® or TM symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to these trademarks, trade names and services marks to the fullest extent under applicable law. Trademarks which may be used in this MD&A, other than those that belong to VIQ, are the property of their respective owners.

Non-IFRS Measures

The Company prepares its financial statements in accordance with IFRS. Non-IFRS measures are used by management to provide additional insight into our performance and financial condition. We believe non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements.

Management Discussion & Analysis	Page 2

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

We use the following non-IFRS financial performance measures in our MD&A:

•	Adjusted EBITDA

•	EBITDA

•	ARR

•	Average Technology Services Revenue per Day

•	Technology Services Cost of Sales without Covid 19 subsidies per Minute of Audio

•	Gross Margin for Technology Services without Covid 19 Subsidies

•	Gross Margin for Technology and related revenue

For a detailed description of each of the non-IFRS measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the Key Operating Metrics – Non-IFRS Measures section of this MD&A. The non-IFRS measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Overview

VIQ Solutions is a leading provider of capture software and cloud-based transcription workflow automation solutions to assist government agencies and commercial enterprises securely digitize information-intensive voice and video content.

Our technology, which delivers a seamless, proprietary workflow and documentation platform securely captures, transforms, distributes, and manages complex digital voice and video content for over 2,870 active clients in the criminal justice, legal, insurance, media, government, and financial services verticals. We have operations in the U.S., Canada, Australia and Europe, the Middle East and Africa.

Our scalable technology utilizes artificial intelligence (AI) designed to ingest significant amounts of evidentiary content to produce accurate, verbatim, diarized transcripts for mission critical events that have lasting financial and social impacts. In 2021, our platform processed over 13.3 million minutes of recorded, multi-speaker, multi-channel audio and video and created 7.3 million pages of secure, industry specific evidence documentation creating actionable information for use by our clients.

Our technology solutions are proven to deliver productivity enhancements, which drive down our overall production costs and speed of delivery, leading to meaningful gross margin improvements. Our automated workflow has enabled profitable growth while improving the overall service levels, strengthening our AI learning, and bolstering our competitive advantage.

Revenue

The recurring nature of our revenue base is a key indication of performance. Most of our revenue is tied to major contracts and is expected to remain the same or increase in terms of the overall contribution to the Company. Also, these clients are tied to government entities and multinational Fortune 500 companies that provide little credit risk and accordingly provide a reliable revenue stream.

Management Discussion & Analysis	Page 3

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

Our revenue consists of transcription services, software license fees, support and maintenance and other recurring fees, professional service fees, and hardware sales. Transcription, service revenue consists of fees charged for recurring editing documentation services provided to our clients. Technology service revenue consists of fees charged for recurring automated transcription services. Software license revenue is comprised of license fees charged for the use of our software products generally licensed under perpetual arrangements and to a lesser extent sale of third-party software licenses. These license sales are larger contracts with longer sales cycles and are more variable in nature. Support and maintenance and other recurring revenue primarily consist of fees charged for client support on our software products post-delivery. Professional service revenue consists of fees charged for customization, implementation, integration, training and ongoing services associated with our software products and technology services. Hardware revenue includes the resale of third-party hardware that forms part of our client solutions. Occasionally, our clients may purchase a combination of software, maintenance, professional services and hardware, although the type, mix and quantity vary by client to create a solution for the client’s unique requirements.

Cost of Sales

Cost of sales consists primarily of staff costs, professional services and the cost of hardware and third-party licenses to fulfill client arrangements.

Selling and Administrative Expenses

Selling and administrative expenses consist primarily of personnel and related costs for our sales and marketing functions, including salaries and benefits, contract acquisition costs including commissions earned by sales personnel, direct marketing campaigns, public relations and other promotional activities. Selling and administrative expenses also consist primarily of personnel and related costs associated with the administrative functions of our business including corporate, finance, and internal information system support as well as legal, accounting, other professional fees, investor relations, occupancy costs and insurance.

We continue to invest globally in sales, marketing and business development to continue to diversify across segments, industries and geographies building awareness in our global brand to increase the future revenue growth of the Company.

Research and Development Expenses

Research and development expenses include personnel and related costs for ongoing research, development and product management initiatives.

Business Overview of Q1 2022

Q1 2022 represents the end of COVID shutdowns that have heavily impacted the court, insurance and law enforcement segments throughout the last two years. While January and February were still heavily affected, particularly in Australia with seasonality, COVID shutdowns and floods, March represents the beginning of the recovery that will establish the foundation of a more consistent business operation. Technology Service revenue for Q1 2022 was $10.8M. Two new technology services contracts were awarded late in the quarter adding an estimated of $1.9M of ARR1 starting in Q2 2022 and is expected to positively impact organic growth numbers post COVID.

US and Australian markets are reestablishing their steady state, albeit slower than expected in the insurance market, and the Great Resignation is creating productivity challenges in both geographies. Investments in technology and a more regulated and well-established global presence have helped with productivity and will guide improvements in reducing overall operating costs. Australia is also seeing the direct advantage of a more stable business in March to absorb the dormant resources preserved during the COVID shutdowns.

1 ARR is the annualized equivalent value of the Software Support Maintenance, Software Subscriptions and Technology Services revenue of all existing contracts as of the date being measured. Please refer to the section entitled “Non-IFRS Measures”.

Management Discussion & Analysis	Page 4

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

In Q1 2022, as we committed, we are measuring key operating metrics to establish the baseline performance of the business. When comparing Q1 2022 to Q1 2021, we have seen dramatic improvements in many of our key metrics including;

•	The gross margin excluding COVID subsidies for consolidated technology services has improved 8.1%, from 38.4% to 46.5%. We will continue to see an increase in the gross margin as the deployment of our technology matures, our editors respond to that technology, and our global resourcing is firmly established. It is important to note that there are even more significant (non-COVID) gains in regions where we fully deployed VIQ technology.

•	There was a dramatic improvement in the cost to produce a minute of transcription in the U.S., which dropped by 13 percent, however the consolidated values did increase due to the higher proportion of Australia Courts cost not yet migrated and integrated with VIQ technology. This metric shows a pure view of the cost of production without the impact of price and highlights the improvement in our operational advancements related to the migration to editing and technology-based workflows.

•	The Net Promoter Score (NPS)[2], which gauges customer loyalty, satisfaction, and enthusiasm, was an 86, which Creators of NPS, Bain & Company, suggests that a score above 80 is world class. Our VIQ client base, which has remained steady year to year, has an excellent NPS score; it reflects a stable and satisfied customer base.

Looking forward to Q2 2022 and the rest of the year, efficiency gains will continue to improve as operational costs associated with integration of acquisition roll off, positioning VIQ toregain profitability exiting 2022.

Key Operating Highlights during the three months ended March 31, 2022

•	Total revenue for the three months ended March 31, 2022, was $11,524,981, a increase of $3,270,759 or 40% from $8,254,222 recognized in the comparative period in 2021.

•	Gross margin for the three months ended March 31, 2022, was $5,489,049 representing 47.6% of revenue versus 48.7% of revenue in the comparative period in 2021.

•	Net loss for the three months ended March 31, 2022, was $2,009,916, an increase of $343,127 or 21% from a net loss of $1,666,789 recognized in the comparative period in 2021.

•	Adjusted EBITDA[3], for the three months ended March 31, 2022, was a deficit of $949,906, a decrease of $1,284,962, or 384% from an Adjusted EBITDA of $335,056 recognized in the comparative period in 2021. The decrease in Adjusted EBITDA for the three months ended March 31, 2022, was driven by selling and administrative expenses related to professional fees for regulatory filings and D&O insurance and a decrease in license sales which are typically higher margin. In addition, there was no reduction in expenses related to COVID -19 wage subsidies in Q1 2022 whereas for the comparative period 2021, expenses were reduced by $303,465 attributable due to COVID-19 subsidies. The decrease in Adjusted EBITDA was partially offset by productivity gains through migrating customers to NetScribe, powered by aiAssist.

2 Please refer to the section entitled "Key Performance Indicators".

3 Adjusted EBITDA is earnings before stock-based compensation, depreciation, amortization, interest expense, accretion and other financing expense, gain on revaluation of options, RSUs, and derivative warrant liability, restructuring costs, business acquisition costs, other income, foreign exchange (gain) loss, and current and deferred income tax expense (recovery), is a non-IFRS measure. Please refer to the section entitled “Non-IFRS Measures.”

Management Discussion & Analysis	Page 5

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

Results of Operations

Key financial performance indicators that we use to manage our business and evaluate our financial results and operating performance include revenue, expenses, net income (loss) and Adjusted EBITDA. We evaluate our performance on these metrics by comparing our actual results to management budgets, forecasts, and prior period performance.

The following table sets forth a summary of our results of operations for the three months ended March 31, 2022, and 2021:

Unaudited

	Three months ended March 31		Period over Period Change
	2022	2021	$	%
Revenue	11,524,981	8,254,222	3,270,759	40
Cost of sales	6,035,932	4,236,387	1,799,545	42
Gross profit	5,489,049	4,017,835	1,471,214	37
Expenses
Selling and administrative expenses	6,136,309	3,539,110	2,597,199	73
Research and development expenses	199,085	239,663	(40,578)	(17)
Gain on contingent consideration	103,561	(95,994)	199,555	(208)
Stock-based compensation	952,196	85,995	866,201	1,007
Depreciation	135,714	73,555	62,159	85
Amortization	1,023,630	1,174,808	(151,178)	(13)
Interest expense	339,713	331,419	8,294	3
Accretion and other financing expense	132,973	264,949	(131,976)	(50)
Gain on revaluation of options	(708,447)	-	(708,447)	(100)
Gain on revaluation of RSUs	(174,253)	-	(174,253)	(100)
Gain on revaluation of the derivative warrant liability	(886,816)	-	(886,816)	(100)
Restructuring Costs	14,381	122,216	(107,835)	(88)
Business acquisition costs	21,464	-	21,464	-
Other income	(609)	(3,453)	2,844	(82)
Foreign exchange (gain) loss	258,760	215,325	43,435	20
Loss before income taxes	(2,058,612)	(1,929,758)	(128,854)	7
Current income tax recovery (expense)	(62,507)	41,990	(104,497)	(249)
Deferred income tax recovery (expense)	111,203	220,979	(109,776)	(50)
Income tax recovery (expense)	48,696	262,969	(214,273)	(81)
Net Loss	(2,009,916)	(1,666,789)	(343,127)	21

Adjusted EBITDA (1)	(949,906)	335,056	(1,284,962)	(384)

Weighted average number of common shares outstanding
Basic	29,881,717	24,467,151
Diluted	29,881,717	24,467,151
Net income (loss) per share
Basic	(0.07)	(0.07)
Diluted	(0.07)	(0.07)

Management Discussion & Analysis	Page 6

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

Comparison of the three months ended March 31, 2022, and 2021

Revenue and Insights

Total revenue for the three months ended March 31, 2022, was $11,524,981, a increase of $3,270,759, or 40%, from $8,254,222 recognized in the comparative period in 2021.

The increase in revenue for the three months ended March 31, 2022, was primarily due to technology service revenue generated from Q421 acquisitions which were partially offset by lower technology sales versus the comparative period in 2021.

Cost of Sales

Cost of Sales for the three months ended March 31, 2022, increased by $1,799,545, or 42%, to $6,035,932, from $4,236,387 for the comparative period in 2021. The increase in Cost of Sales for the three months ended March 31, 2022, is primarily due to Cost of Sales related to Q421 acquisitions which were partially offset by productivity gains achieved through NetScribe, powered by aiAssist, and our global workforce.

During the three months ended March 31, 2022, the Company received $nil of COVID-19 wage subsidies vs. $115,071 received in the comparative period in 2021.

The pivot made to utilization of a broader global labor force that is opportunistic in terms of incremental capacity, lower costs and 24-hour production will be another accelerator to the gross margin improvements that began in Q4 2021.

Gross Profit

Gross Profit for the three months ended March 31, 2022, increased by $1,471,214, or 37%, to $5,489,049, from $4,017,835, for the comparative period in 2021. The increase in Gross Profit for the three months ended March 31, 2022, is primarily due to Q421 acquisitions and productivity gains, partially offset by lower technology revenue vs. comparative period in 2021. In addition, comparative period 2021 includes $115,071 in COVID-19 wage subsidies vs. nil in the three months ended March 31, 2022. Excluding COVID-19 wage subsidies, Gross Profit Margin for the three months ended March 31, 2022, would be 48% vs. 47% in the comparative period in 2021, , even while new acquisitions completed during Q4 2021 continue to be integrated onto VIQ’s technology solutions.

Selling and Administrative Expenses

Selling and Administrative Expenses for the three months ended March 31, 2022, increased by $2,597,199, or 73%, to $6,136,309, from $3,539,110, for the comparative period in 2021. The increase for the three months ended March 31, 2022, includes Selling and Administrative Expenses related to Q421 acquisitions of approximately $2,000,000 and incremental costs associated with VIQ’s uplisting to Nasdaq in 2021, including D&O insurance and professional fees incurred for regulatory filings of approximately $400,000. For the three months ended March 31, 2022, there was no reduction for COVID -19 wage subsidies whereas for the comparative period 2021, Selling and Administrative Expenses were reduced by $188,395 due to COVID-19 subsidies.

Research and Development Expenses

Research and Development Expenses for the three months ended March 31, 2022, decreased by $40,578, or 17%, to $199,085, from $239,663, for the comparative period in 2021. The decrease in Research and Development Expenses for the three months ended March 31, 2022, is primarily due to lower project costs than the comparative period in 2021.

Management Discussion & Analysis	Page 7

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

Loss on Contingent Consideration

For the three months ended March 31, 2022, Loss on Contingent Consideration increased by $199,555, to $103,561, from a gain of $95,994 recognized in the comparative period in 2021. The increase for the three months March 31, 2022, is mainly due to changes in anticipated acquisition earnout payments primarily as a result of higher forecasted revenue for wordZXpressed, Inc. (“WordZ”) acquisition. Revenue forecasts are updated on a quarterly basis and the related anticipated acquisition earnout payment accruals are updated accordingly.

Stock-Based Compensation

For the three months ended March 31, 2022, Stock Based Compensation increased by $866,201 to $952,196, from $85,995, recognized in the same period of 2021. The increase in Stock Based Compensation is due to the impact of 1,023,378 RSUs and 1,115,086 stock options granted after Q1 2021 and consequently lower stock compensation for Q1 2021. The RSU’s and stock options granted during the year ended December 31, 2021, were under the Company’s omnibus equity incentive plan (the “Ominibus Equity Incentive Plan”) that was approved by shareholders on April 29, 2021.

Depreciation

For the three months ended March 31, 2022, Depreciation increased by $62,159, to $135,714, from $73,555 recognized in the comparative period in 2021. The increase in Depreciation for the three months ended March 31, 2022, is due primarily to the addition of right of use assets acquired with Q421 acquisitions.

Amortization

For the three months ended March 31, 2022, Amortization decreased by $151,178, to $1,023,630, from $1,174,808 recognized in the comparative period in 2021. The decrease in amortization expense is attributable to the reduction in amortization on capitalized internally generated intangible assets due to the timing of projects partially offset by amortization of intangible assets related to Q421 acquisitions.

Interest Expense

For the three months ended March 31, 2022, Interest Expense increased by $8,294, to $339,713, from $331,419 recognized in the comparative period in 2021. The increase in Interest Expense for the three months ended March 31, 2022, is primarily due to interest expense related to Q421 acquisitions.

Accretion and Other Financing Expense

For the three months ended March 31, 2022, Accretion and Other Financing Expense decreased by $131,976, to $132,973, from $264,949 recognized in the comparative period in 2021. The decrease in Accretion and Other Financing Expense for the three months ended March 31, 2022, is primarily due to the settlement of ASC earnout obligation in 2021.

Gain on Revaluation of Options

For the three months ended March 31, 2022, Gain on Revaluation of Options increased by $708,447, to $708,477, from $0 recognized in the comparative period in 2021. This increase is due to the revaluation of cash-settled options recorded under share-based payment liability, due to the decrease in fair value from the date of initial measurement compared to the re-measurement at the close of March 31, 2022.

Gain on Revaluation of RSUs

For the three months ended March 31, 2022, Gain on Revaluation of RSUs increased by $174,253, to $174,253, from $0 recognized in the comparative period in 2021. This increase is due to the revaluation of RSUs recorded under share-based payment liability, due to the decrease in fair value from the date of initial measurement compared to the re-measurement at the close of March 31, 2022.

Management Discussion & Analysis	Page 8

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

Gain on Revaluation of Derivative Warrant Liability

For the three months ended March 31, 2022, Gain on Revaluation of Derivative Warrant Liability increased by $886,816, to $886,816, from $0 recognized in the comparative period in 2021. The Company closed a registered direct offering (the “RDO”) with institutional investors on September 15, 2021. Under the RDO, the Company sold 4,235,294 units (the “Units”) at a price of $4.25 per Unit for gross proceeds to the Company of approximately $18,000,000 before deducting fees and other estimated RDO expenses. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant shall entitle the holder thereof to purchase one common share (a “Warrant Share”) at an exercise price of $5.00, subject to adjustment in certain circumstances. The Warrants are exercisable beginning on the date that is six months following the issuance date thereof (the “Issuance Date”) and will expire five years from the Issuance Date. The 2,117,647 Warrants issued were classified as Derivative Warrant Liability since they were denominated in a currency other than the Company’s functional currency. As a result, revaluation of the Derivative Warrant Liability is required at period end reporting dates. The decrease in the Company’s share price from the date of initial measurement to the close of March 31, 2022, resulted in the gain to be recognized.

Restructuring Costs

For the three months ended March 31, 2022, Restructuring Costs decreased by $107,835, to $14,381, from $122,216 recognized in the comparative period in 2021. The decrease in Restructuring Costs for the three months ended March 31, 2022, is due to minimal organizational restructuring costs incurred during the quarter in comparison to prior year.

Business Acquisition Costs

For the three months ended March 31, 2022, Business Acquisition costs increased by $21,464, to $21,464, from $0 recognized in the comparative period in 2021. The increase in Business Acquisition Costs for the three months ended March 31, 2022, is primarily due to Q421 acquisitions.

Other Income

For the three months ended March 31, 2022, Other Income decreased by $2,844, to $609, from $3,453 recognized in the comparative period in 2021. The decrease in Other Income for the three months ended March 31, 2022, is primarily due lower interest earned on term deposits.

Foreign Exchange (Gain) Loss

For the three months ended March 31, 2022, Foreign Exchange (Gain) Loss increased by $43,435, from a loss of $215,325 recognized in the comparative period in 2021 to a loss of $258,760. The gain on foreign exchange is due to fluctuations in the foreign exchange rates. Our businesses are organized geographically so many of our expenses are incurred in the same currency as our revenues, which mitigates some of our exposure to currency fluctuations. Foreign exchange gain and losses are primarily related to the unrealized foreign translation gains and losses of certain USD, AUD and GBP denominated working capital balances to CAD.

Income Tax Recovery (Expense)

We operate globally and we calculate our tax provision in each of the jurisdictions in which we conduct business. Our effective tax rate on a consolidated basis is, therefore, affected by the realization and anticipated relative profitability of our operations in those various jurisdictions, as well as different tax rates that apply and our ability to utilize tax losses and other credits. For the three months ended March 31, 2022, Income tax expense, net of deferred income tax recovery, decreased by $214,273 to a tax recovery of $48,696, from a tax recovery of $262,969 in the comparative period in 2021. The decrease for the three months ended March 31, 2022, is primarily due to the tax impact of deferred tax asset recorded for our US entities based on forecasted profitability for Q1 2021 and taxable profit recognized for our Australian subsidiaries.

Management Discussion & Analysis	Page 9

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

Net Loss and Earnings Per Share

Net loss for the three months ended March 31, 2022, was $2,009,916 compared to net loss of $1,666,789, for the same period in 2021. On a per weighted average share basis, this translated into a net loss per share of $0.07 in the three months ended March 31, 2022, compared to a net loss per weighted average share of $0.07 for the comparative periods in 2021.

Quarterly Results of Operations

The following table sets out selected financial information for each of the eight most recent quarters, the latest of which ended March 31, 2022. Our quarterly operating results have historically fluctuated significantly and may continue to fluctuate significantly in the future. Therefore, we believe that past operating results and period to period comparisons should not be relied upon as an indication of the Company's future performance.

	(unaudited)
	Mar-22	Dec-21	Sep-21	Jun-21	Mar-21	Dec-20	Sept-20 *	Jun-20
Revenue	11,524,981	7,514,421	7,086,357	8,191,812	8,254,222	7,775,674	8,172,800	8,253,015

Net (loss)	(2,009,916)	(3,653,793)	(3,859,505)	(10,498,662)	(1,666,789)	(3,099,688)	(333,007)	(1,030,354)

Weighted average number of shares outstanding:
Basic	29,881,717	29,880,185	26,359,517	25,029,019	24,467,151	20,341,203	18,494,247	18,364,354
Diluted	29,881,717	29,880,185	26,359,517	25,029,019	24,467,151	20,341,203	18,494,247	18,364,354

Net income (loss) per share:
Basic	(0.07)	(0.12)	(0.15)	(0.42)	(0.07)	(0.15)	(0.02)	(0.06)
Diluted	(0.07)	(0.12)	(0.15)	(0.42)	(0.07)	(0.15)	(0.02)	(0.06)

Key factors that account for the fluctuation in quarterly results include the variability in the Company’s revenue due to timing of acquisitions and seasonality of revenue. Seasonality impacts the transcription services industry in that it is impacted in some cases by summer holiday seasons, such as court closings in January in Australia, and the Thanksgiving and December holidays in the US, Canada and the UK.  It also has a slight impact in the US summer period. Our quarterly results may also fluctuate as a result of the various acquisitions which may be completed by the Company in any given quarter. We may experience variations in our net income/(loss) on a quarterly basis depending upon the timing of certain expenses or gains, which may include changes in provisions and acquired contract liabilities.

Management Discussion & Analysis	Page 10

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

Key Operating Metrics – Non-IFRS Measures

ARR

Metric: The Proforma Annual Recurring Revenue (ARR) has increased to $48.7M USD from $48.6M reported in the previous quarter. Despite seasonality and COVID challenges in Australia in Q1, ARR is growing, showing the opening of organic growth in services from prior quarters.

Measure Definition ARR: is the annualized equivalent value of the 1- Software Support Maintenance (SSM), 2- Software Subscriptions and 3- Technology Services revenue of all existing contracts as of the date being measured. This excludes non-recurring revenue from implementation, support, and maintenance fees. The majority of our Editing Services contracts are volumes based. Accordingly, our calculation of ARR assumes that the clients will renew the contractual commitments on a periodic basis as those commitments come up for renewal. A portion of the contract renewals are through a competitive tender process. Contracts agreements may be subject to contract value increases upon renewal reflecting both inflationary increases and the additional value and added products and services provided by our solutions. ARR is not adjusted for the impact of any known or projected future client cancellations, loss of renewals, service upgrades or downgrades or price increases or decreases.

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate its operating performance. We believe ARR is useful supplemental information as it provides a measure of our revenue trend and an indicator of our future revenue opportunity from existing recurring client contracts, assuming minor cancellations. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

We believe that this measure provides a fair real-time measure of performance in a volume and subscription-based environment. ARR provides us with the visibility for consistent and predictable growth to our cash flows. Our total revenue growth coupled with increasing ARR indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

At March 31, 2022 - Reconciliation of 2021 Technology Services, support and maintenance, SaaS and Subscription revenues to ARR

2022
Technology Services	26,676,738
Support & Maintenance	2,008,877
SaaS	65,187
Subscription	189,359
Add: The Transcription Agency Revenue Jan 1 - Oct 1, 2021	1,083,415
Add: Auscript Revenue Jan 1 - Dec 13, 2021	10,163,719
Add: Client Adjustments	8,569,849
Total Annual Recurring Revenue	$48,757,144

Management Discussion & Analysis	Page 11

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

At December 31, 2021 - Reconciliation of 2021 Technology Services, support and maintenance, SaaS and Subscription revenues to ARR

2021
Technology Services	26,676,738
Support & Maintenance	2,008,877
SaaS	65,187
Subscription	189,359
Add: The Transcription Agency Revenue Jan 1 - Oct 1, 2021	1,083,415
Add: Auscript Revenue Jan 1 - Dec 13, 2021	10,163,719
Add: Client Adjustments	$8,447,914
Total Annual Recurring Revenue	$48,635,209

Modest improvement from full quarter of Auscript and UK production.

Adjusted EBITDA

Measure Definition:

To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “Adjusted EBITDA”, as defined by management, refers to net income (loss) before adjusting earnings for stock-based compensation, depreciation, amortization, interest expense, accretion and other financing costs, (gain) loss on revaluation of conversion feature liability, loss on repayment of long-term debt, gain on revaluation of options, gain on revaluation of restricted share units (“RSUs”), gain on revaluation of derivative warrant liability, restructuring costs, impairment of goodwill and intangibles, business acquisition costs, other expense (income), foreign exchange (gain) loss, current and deferred income tax expense (recovery). We believe that the items excluded from Adjusted EBITDA are not connected to and do not represent the operating performance of the Company. “EBITDA” is a non-IFRS financial measure and is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Company and accordingly might not be comparable to similar financial measures disclosed by other issuers. To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “EBITDA”, as defined by management, refers to earnings before depreciation, amortization, interest expense, current and deferred income tax expense (recovery).

The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate its operating performance. We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed as well as expenses related to stock-based compensation, depreciation, amortization, restructuring costs, acquisition, other expense (income), and foreign exchange (gain) loss. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with IFRS. These non-IFRS measures should be read in conjunction with the financial statements of the Company. The following is a reconciliation of Net Loss to Adjusted EBITDA, the most directly comparable IFRS measure for the three months ended March 31, 2022, and 2021:

Management Discussion & Analysis	Page 12

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

	Three months ended March 31
(unaudited)	2022	2021
Net Loss	(2,009,916)	(1,666,789)
Add:
Depreciation	135,714	73,555
Amortization	1,023,630	1,174,808
Interest expense	339,713	331,419
Current income tax (recovery) expense	62,507	(41,990)
Deferred income tax recovery	(111,203)	(220,979)
EBITDA [1]	(559,555)	(349,976)
Accretion and other financing expense	132,973	264,949
Gain on revaluation of options	(708,447)	-
Gain on revaluation of RSUs	(174,253)	-
Gain on revaluation of the derivative warrant liability	(886,816)	-
Restructuring Costs	14,381	122,216
Business acquisition financing costs	21,464	-
Other expense (income)	(609)	(3,453)
Stock-based compensation	952,196	85,995
Foreign exchange (gain) loss	258,760	215,325

Adjusted EBITDA	(949,906)	335,056

Bookings

Measure Definition: We calculate Bookings for a given period as the annualized estimated monthly value of our recurring client contracts entered into during the period from (i) new clients and (ii) net upgrades by existing clients within the same workload, plus the actual (not annualized) estimated value of professional services consulting, advisory or project-based orders received during the period. Recurring client contracts are any contracts entered into on a multi-year or month-to-month basis, but excluding any professional services contracts for consulting, advisory or project-based work.

Bookings for any period may reflect orders that we perform in the same period, orders that remain outstanding as of the end of the period and the annualized value of recurring month-to-month contracts entered into during the period, even if the terms of such contracts do not require the contract to be renewed. Any client that contracts for a new feature either on software or technology services is considered a new client and the entire estimated value of the contract or upgrade is recorded in Bookings, irrespective of whether the same client canceled or downgraded other workloads. Bookings also do not include the impact of any known contract non-renewals or service cancellations by our clients, except for positive net upgrades by existing clients. In cases where a new or upgrading client enters a multi-year contract, Bookings include only the estimated annualized contract value.

We use Bookings to measure the amount of new business generated in a period, which we believe is an important indicator of new client acquisition and our ability to cross-sell new services to existing clients. Bookings are also used by management as a factor in determining performance-based compensation for our sales force. While we believe Bookings, in combination with other metrics, is an indicator of our near-term future revenue opportunity, it is not intended to be used as a projection of future revenue. Booking information is a non-IFRS measure, which involves judgments, estimates and assumptions, which does not have a standard industry definition,  Our calculation of Bookings may differ from similarly titled metrics presented by other companies.

While we continue to acquire new clients, we also aim to deepen relationships with these clients through high-margin technology services and software bookings. In addition, we are investing in initiatives to drive sales productivity improvements.

1 EBITDA is earnings before Depreciation, Amortization, Interest Expense, and current and deferred income tax expense (recovery), is a non IFRS measure. Please refer to the section entitled “Non IFRS Measures”.

Management Discussion & Analysis	Page 13

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

(unaudited)	Q1 2022	Q1 2021
Bookings	$1,659,993	$1,009,172

Opening of markets provided incremental organic bookings that grew year over year at 64%.

Average Technology Services Revenue per Day

Measure Definition: Average revenue per day is calculated by region based the total technology services revenue divided by the total billing days in a month. This number is highly impacted by seasonality but should be looked at from the monthly trends. As an example, average revenue per day will likely drop in November and December in the U.S. and December and January in Australia and the U.K.

(unaudited)

USA	Q1 2022	Q1 2021
Technology Services Revenue	$4,551,571	$4,755,839
Number of Billing Days	61	61
Technology Services Revenue per Day	$74,616	$77,965

US: 4% decline mostly coming from the Government vertical (-22%) which included standard conferencing that was negatively impacted by higher teams and zoom conferencing in the comparable period and Insurance (-5%) which related to a reduced backlog from accidents evidentiary transcription during COVID-19.

Australia	Q1 2022	Q1 2021
Technology Services Revenue	$5,838,753	$1,812,056
Average Number of Billing Days	50.5	58.2
Technology Services Revenue per Day	$115,658	$31,128

Australia: 272% increase reflects the full quarter of Auscript activity.

(unaudited)

UK	Q1 2022	Q1 2021
Technology Services Revenue	$375,958	N/A
Number of Billing Days	63	N/A
Technology Services Revenue per Day	$5,968	N/A

(unaudited)

Consolidated	Q1 2022	Q1 2021
Technology Services Revenue	$10,766,282	$6,567,932
Average Number of Billing Days	54.9	60.2
Technology Services Revenue per Day	$196,242	$109,093

Management Discussion & Analysis	Page 14

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

Technology Services Cost of Sales without Covid 19 subsidies per Minute of Audio

Measure Definition: Technology Services Cost of Sales per Minute of Audio is defined as the direct labor cost of edited content divided by the volume of audio content delivered.

(unaudited)

	Q1 2022	Q1 2021
Technology Services Revenue	$10,766,282	$6,567,932
Cost of Sales	$5,760,896	$3,933,697
Add Back: COVID 19 subsidies	Nil	$115,071
Cost of Sales without COVID 19 subsidies	$5,760,896	$4,048,768
Number of Minutes	4,046,079	3,267,689
Technology Services Cost of Sales without Covid 19 subsidies per Minute of Audio	$1.4235	$1.2390

15% quarter over quarter increase reflects the full quarter of Auscript and UK production at relatively higher cost per min relative to the US market .

Gross Margin for Technology Services without Covid 19 Subsidies

Measure Definition: Gross margin for technology services as reported less COVID-19 related subsidies received related to technology services employees.(unaudited)

	Q1 2022	Q1 2021
Technology Services Revenue	$10,766,282	$6,567,932
Cost of Sales	$5,760,896	$3,933,697
Add Back: COVID 19 subsidies	Nil	$115,071
Gross Margin	$5,005,386	$2,519,164
Gross Margin %	46.5%	38.4%

Productivity gains through migrating customers to NetScribe, powered by aiAssist., and lower cost of sales through use of an expanded global workforce.

Gross Margin for Technology and related revenue

Measure Definition: Gross margin for technology and related revenue as reported.

(unaudited)

	Q1 2022	Q1 2021
Technology Revenue	$758,699	$1,686,290
Cost of Sales	$275,036	$302,690
Gross Margin	$483,663	$1,383,600
Gross Margin %	63.7%	82.0%

18% decline quarter over quarter attributed mostly to the relatively lower number of licenses sold in Q122 compared to Q121 ,

Management Discussion & Analysis	Page 15

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

Key Performance Indicators

VIQ Solutions monitors several operating performance indicators to help it evaluate its business, measure its performance, identify trends affecting its business and formulate strategic plans.

Annual Delivered Content

Measure Definition: We define Annual Delivered Content as the annualized equivalent of the total number of unstructured digital audio minutes transformed into client specific structured text that is delivered electronically to the clients in the form of delivered pages.

(unaudited)

Annual Delivered Content	Q1 2022	Q1 2021
Minutes	4,046,079	3,267,689
Pages	2,251,249	1,790,489

25% quarter over quarter increase. Full quarter of Auscript and UK production reflected in Q1 2022 boosted minutes.

Productivity

Measure Definition: We define Productivity as the ratio of the time spent working on a particular document, including idle time, over the duration of the associated recording. This ratio is called OpenRT. (unaudited)

Productivity	Q1 2022	Q1 2021
OpenRT	261/3.5	223/3.5

OpenRT is stable in the mature markets that have been migrated.

Active Clients and Client Retention

Measure Definition: We define Active Clients as customer invoiced accounts who have an active license and technology service agreement with us that remains in effect in the twelve months ending at the specified period. The retention and expansion of our relationships with existing clients are key indicators of our revenue potential.  We started tracking this metric in Q4 2021.

(unaudited)

Active Clients	Q1 2022	Q1 2021
Technology	55	NA
Technology Services	2,815	NA

Technology Services Active Clients reflects the relatively larger number of Auscript customers over a full quarter. 886 customers for Q4 2021 were invoiced customers and did not include any intercompany or WIP accounts. The same methodology has been used for Q1 2022, using Netsuite. Auscript and TTA Active Clients are prorated due to the timing of the acquisition.

Management Discussion & Analysis	Page 16

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

Approximately 70% of Auscript Legacy revenue comes from its contracted Court customers. The remaining 30% is party sales, which can be law firms or individuals. These party sales fluctuate each month based largely on court sittings. After a high level review there did not seem to be as many individuals having placed orders in Q1 as Q4. There may have also been a slight decrease in Private work in Q1 due to capacity constraints, which may have slightly impacted the number.

Technology Active Clients reflective of lower activity in US in Q1 but TTM relatively flat. Expected acceleration of technology as courts open.

Net Promoter Score

Measure Definition: The Net Promoter Score (NPS) measures the loyalty of clients to a company. NPS scores are measured with a survey and reported with a number from the range -100 to +100, a higher score is desirable. We conduct transactional surveys which are sent out after the client interacts with VIQ. It is used to understand client satisfaction on a granular level and provide feedback about a very specific topic and are likely to recommend the Company’s services.

(unaudited)

	Q1 2022	Q1 2021
Net Promoter Score	86	N/A

Shows high probability that customers are secure and likely to recommend.

Total Number of Minutes of Content Processed on aiAssist

Measure Definition: We define the total number of minutes of content processed on aiAssist

(unaudited)

	Q1 2022	Q1 2021
Number of Minutes of Content Processed on aiAssist	1,316,245	1,022,149

29% increase in number of minutes of content processed on aiAssist due to increased business volume and efficiency improvements from using more than one engine and the learning curve of editors.

Management Discussion & Analysis	Page 17

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

Liquidity

As of March 31, 2022, we held cash of $3,720,281 as compared to $16,020,297 as of March 31, 2021. We believe that ongoing operations, working capital and associated cash flows in addition to our cash resources provide sufficient liquidity to support our ongoing business operations and satisfy our obligations as they become due. If we continue to acquire accretive businesses, we may need additional external funding depending upon the size and timing of the potential acquisitions.

Below is a summary of our cash provided by (used in) operating, investing, and financing activities for the periods indicated:

	Three Months Ended March 31
	2022	2021
Cash provided by (used in) operating activities	(893,700)	(907,430)
Cash used in investing activities	(821,226)	(1,495,933)
Cash provided by (used in) by financing activities	(5,180,644)	1,550,695
Net increase (decrease) in cash for the period	(6,895,570)	(852,668)
Cash, beginning of period	10,583,534	16,835,671

Effect of foreign exchange	32,317	37,294

Cash, end of period	3,720,281	16,020,297

Cash Provided by (used in) Operating Activities

We used cash of $893,700 in operating activities for the year three months ended March 31, 2022. This resulted from $2,009,916 in net loss plus $1,195,116 of non-cash adjustments and $78,900 attributable to movements in non-cash working capital with changes primarily arising from a increase in accounts receivable, inventories, partially offset by a decrease in prepaid expenses, accounts payable, and contract liabilities.

Cash Provided by (used in) Investing Activities

For the three months ended March 31, 2022, cash used in investing activities was $821,226 which consisted of purchase of property and equipment of $16,462, development costs related to internally generated intangible assets $460,401, earnout payout for WordZ $110,077, and change in restricted cash of $234,286.

Cash Provided by (used in) Financing Activities

Cash used by Financing Activities for the three months ended March 31, 2022 was $5,180,644, which consisted of repayment of debt of $4,252,511, repayment of amendment fees on debt $239,880, repayment of lease obligations of $37,399, repayment of interest on lease obligations of $28,889, and repayment of interest on debt of $621,965.

Debt Covenants

In accordance with our debt agreement with Crown Capital, the Company is required to maintain quarterly (1) a Fixed Charge Coverage Ratio (“FCCR”) of greater than 1.25 calculated based on EBITDA for such period less liabilities paid in cash in connection with the Company’s share appreciation rights plan, cash dividends paid and capital expenditures divided by debt service for such period and (2) Net Debt to EBITDA Ratio less than 3.

Management Discussion & Analysis	Page 18

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

On March 30, 2022, the Company signed an amendment related to the Crown debt facility that required the Company to pay $4,005,768 (CAD $5,000,000) of the principal balance on March 30, 2022 and pay an amendment fee of approximately $239,880 (CAD $300,000). The amended secured debt facility waives the Fixed Charge Coverage Ratio for Q4, 2022 and the Net Debt to EBITDA ratio for Q1 and Q2 2022. Additional financial covenants were added to the amended Crown debt facility, which include restrictions on the amount of selling, administrative and research and development costs and restrictions on capital expenditure (including internally generated intangible assets and capitalized assets) in each of Q2 2022, Q3 2022 and Q4 2022.

Contractual Obligations

The following table summarizes our contractual obligations as at March 31, 2022, including commitments relating to leasing contracts:

	2022	2023	2024	2025	Total
Trade and other payables	6,214,633	–	–	–	6,214,633
Lease obligations	344,461	491,241	347,396	253,998	1,437,096
Crown Capital debt	–	8,355,820	–	–	8,355,820
Contingent Consideration - WZ	269,668	304,611	–	–	574,279
Contingent Consideration - Auscript	150,000				150,000
WordZ SBA Loan	28,627	–	–	–	28,627
WordZ promissory note	334,914	446,552	–	–	781,466
HomeTech VTB loan	180,000	240,000	20,000		440,000
Total	$7,522,303	$9,838,224	$367,396	$253,998	$17,981,921

Capital Resources

Our objective in managing capital is to ensure sufficient liquidity to pursue our growth strategy, fund research and development to enhance existing product offerings as well as develop new ones to maintain our competitive advantage, pursue accretive acquisitions and provide sufficient resources to meet day-to-day operating requirements, while managing financial risk. We intend to use our operating income and funds on hand to meet funding requirements for the development and commercialization of our technology products and services based on anticipated market demand and working capital purposes. Our actual funding requirements will vary depending on a variety of factors, including our success in executing our business plan, the progress of our research and development efforts, our commercial sales, and our ability to manage our working capital requirements.

Our officers and senior management are responsible for managing the capital and do so through monthly meetings and regular review of financial information. Our Board of Directors is responsible for overseeing this process. We manage capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the cash flows from operations and capital transactions. From April 1, 2022 to December 31, 2022, we have entered into a commitment for capital equipment refreshment for our Australian court business in the amount of $597,000 and expect to fund this through cash on hand.

Capital Allocation

A significant component of our strategy is to effectively and efficiently allocate capital between opportunities that generate the highest return on our capital with the goal over time to maximize shareholder equity.

Management Discussion & Analysis	Page 19

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

The Company's capital allocation is centered on generating organic growth, investment in technologies, mergers and acquisitions, and balance sheet deleveraging. VIQ's focus is on closing and integrating strategic and accretive acquisitions, continuing to grow and drive market share and achieve consolidation efficiencies while maturing its AI engines through technology service volumes.

Paying out dividends, or buying back stock, are not anticipated as being part of our capital allocation strategy for the immediate future. Our goal with capital allocation is to increase the earning power of the company and reinvest the free cash flow of the business to generate more cash. We plan to demonstrate to our shareholders post pandemic, starting in Q2 throughout 2022 with a key priority being using cash to pay down debt.

Other Commitments

Commitments include operating leases for office equipment and facilities. Also, occasionally we structure some of our acquisitions with contingent consideration based on the future performance of the acquired business. The fair value of contingent consideration recorded in our March 31, 2022, unaudited interim condensed financial statements was $694,586, partially in trade and other payables and accrued liabilities of $526,941 and the remaining recorded as long-term contingent consideration of $167,645. Aside from the aforementioned, we do not have any other business arrangements or any equity interests in any non-consolidated entity.

Contingent Off-Balance Sheet Arrangements

As a general practice, we have not entered into off-balance sheet financing arrangements.

Transactions Between Related Parties

There were no transactions between related parties as of March 31, 2022.

Critical Accounting Policies and Estimates

General

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are affected by management’s application of accounting policies and historical experience, and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

Our significant accounting policies are fully described in Note 3 to our financial statements for the years ended December 31, 2021, and 2020 which are available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar). Certain accounting policies are particularly important to the reporting of our financial position and results of operations, and require the application of significant judgment by our management. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different, estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could have a material impact on the financial statements. We believe that there have been no significant changes in our critical accounting estimates for the tthree months ended March 31, 2022, from the years presented in our annual financial statements for the years ended December 31, 2021, and 2020.

Management Discussion & Analysis	Page 20

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

Management believes the following critical accounting policies and estimates reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements.

New accounting pronouncements adopted

We adopted the following accounting amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2022. The adoption of these standards did not have a material impact on our financial results and are not expected to have a material impact in the future.

•	Amendments to IFRS 3, Business Combinations - Updating a Reference to the Conceptual Framework, updating a reference in IFRS 3 to now refer to the Conceptual Framework.

•	Amendments to IAS 16, Property, Plant and Equipment: Proceeds before intended use, prohibiting reducing the cost of property, plant and equipment by proceeds while bringing an asset to capable operations.

•	Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts, specifying costs an entity should include in determining the "cost of fulfilling" a potential onerous contract.

Internal Controls over Financial Reporting and Disclosure Controls and Procedures

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the CEO and the CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under Canadian securities legislation and the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management, under the oversight of the CEO and CFO, has evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of March  31, 2022. Based on this evaluation, the CEO and the CFO concluded that, as of December 31, 2021 the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were ineffective as a result of material weaknesses identified in the Company’s internal control over financial reporting, which is further described below.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to us by others, particularly during the period in which the annual filings are being prepared and of achieving their objectives, and the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Notwithstanding the material weaknesses, management has concluded that the Company’s unaudited interim condensed financial statements as at and for the three months ended March 31, 2022, present fairly, in all material respects, the Company’s financial position, statement of loss and comprehensive loss, changes in shareholders’ equity and cash flows in accordance with IFRS.

Management Discussion & Analysis	Page 21

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

Internal Controls over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and overriding of controls. Consequently, an effective internal control system can only provide reasonable, not absolute assurance, with respect to reporting financial information. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out by management, under the supervision of the CEO and CFO. In making this evaluation, the CEO and CFO used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013). Based on this evaluation, the CEO and CFO have concluded that the Company’s internal control over financial reporting was ineffective as of March 31, 2022 due to the material weaknesses described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that our management identified related to the following:

•	the Company’s review controls in various financial reporting processes did not operate with sufficient precision, particularly with respect to the determination of the appropriate period in which to recognize revenue and expenses;

•	the Company did not maintain adequate review controls to ensure that complex accounting areas such as business combinations, impairment of non-financial assets, revenue recognition and accounting for income tax provisions were appropriately recorded in accordance with IFRS; and

•	the Company did not effectively design and maintain appropriate segregation of duties and controls over the effective preparation, review and approval, and associated documentation of journal entries.

These material weaknesses resulted in material misstatements, which were corrected, and also immaterial misstatements, some of which were corrected, prior to the release of the consolidated financial statements as of and for the three months ended March 31, 2022

Remediation

We intend to implement a remediation plan that involves a third-party software solution to formalize the documentation and evidence of our review and approval of subjective and higher risk journal entries in our financial reporting system including implementing improved process over cut off of transactions. We will implement more formalized documentation and evidence of review over complex accounting transactions. The plan will include the involvement of management and sufficient training of all relevant personnel. We will take the measures necessary to address the material weaknesses, which may require significant management attention, and our efforts may not prove to be successful in remediating the material weaknesses and do not guarantee that we will not suffer additional material weaknesses and/or significant deficiencies in the future.

The CEO and CFO do not expect that internal controls over financial reporting will prevent all misstatements. The design of a system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that the design will succeed in achieving the stated goals under all potential future conditions.

Management Discussion & Analysis	Page 22

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

Internal Controls over Financial Reporting

Except for the material weaknesses described above, there were no changes in the Company’s Internal Control over Financial Reporting that occurred during the period ended March  31, 2022 that has materially affected or reasonably likely to materially affect the Company’s Internal Control over Financial Reporting.

Risk Factors

A complete description of the risks and uncertainties affecting the Company is included in the most recently filed AIF and the Company’s annual report on Form 20-F filed with the SEC.. Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business and operations and cause the price of the common shares to decline. If any of the noted risks actually occur, our business may be harmed and the financial condition and results of operation may suffer significantly. In that event, the trading price of the common shares could decline, and shareholders may lose all or part of their investment.

Disclosure of Outstanding Share Data

VIQ’s common shares trade on the TSX and the Nasdaq under the symbol “VQS.” The Company is authorized to issue an unlimited number of common shares. As at May 11, 2022 there were (i) 29,881,717 common shares issued and outstanding, (ii) 881,267 stock options outstanding with a weighted average exercise price per common share of $3.16 CAD expiring between 2022 and 2025 under the Company’s legacy stock option plan (iii) 1,115,086 stock options outstanding with a weighted average exercise price per common share of $7.11 CAD expiring 2031 under the Omnibus Equity Incentive Plan, (iv) 66,667 deferred share units outstanding with an average exercise price per common share of $1.20 CAD with no expiry date (v) 196,017 restricted share units outstanding expiring 2031 under the Omnibus Equity Incentive Plan and (vi) 2,117,647 warrants at an exercise price of $5.00 USD expiring 2026.

Diversity

Our success as a company continues to be made possible by our global workforce. We aim to attract, develop, and retain exceptional talent to meet the needs of our clients and create value for our shareholders. We understand that we have more to do to increase our overall representation to better reflect the world we live in. We believe that when people come from diverse backgrounds and have a variety of life experiences, they bring unique perspectives to the table. These perspectives increase innovation, creativity, and overall corporate performance.

In order to continue to produce our innovative technologies and technology services, it is crucial that we continue to attract and retain top talent. To facilitate talent attraction and retention, we strive to make VIQ a diverse and safe workplace, with opportunities for our employees in each region and functional area to grow and develop in their careers, supported by advancements and programs that build connections between our employees and their communities.

We believe that a diverse workforce is critical to our success, and we continue to focus on the hiring, retention and advancement of women and underrepresented populations. Our recent efforts have been focused in three areas: inspiring innovation through a diverse culture; expanding our efforts to recruit and hire world-class diverse talent; and identifying strategic partners to accelerate our diversity, equity and in the coming years inclusion (“DE&I”) programs.

Management Discussion & Analysis	Page 23

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months ended March 31, 2022

Under the leadership of the current management team and the board of directors of the Company, VIQ has worked to create an environment and culture that enables all employees to participate and thrive. We know that onboarding people with diverse backgrounds and skillsets is a key ingredient for innovation, which is why our recruitment processes are built around improving our ability to identify the best, most diverse candidate pools. We ensure gender-neutral language in job descriptions and commit to bringing a diverse slate of candidates to a diverse interview panel at all levels of the company. VIQ has a variety of diversity-related data points that exemplify how our workforce looks like the world around us and thrives as a result of it.

As of March 31, 2022, VIQ Diversity Metrics were as follow:

•	Global Employee Gender Diversification for all roles: 58% women, 42% men

•	Global Employee Gender Diversification for leadership roles: 58% women, 42% men

•	Global Race and Ethnicity Representation for all roles: 80% White, 15% Asian, 2% Black and 3% Latino

•	Geography where we work: 72% Australia, 16% United States, 3% Canada, 4% India, 3% Mexico and 2% United Kingdom.

•	Brick & Mortar: 8 physical Offices in 4 Countries

Due to its global footprint, VIQ has come to appreciate that amazing perspectives are grown all around the world and that DE&I programs are most powerful when they are localized to the individual experiences that resonate with people in the countries, cities, and communities where they live.

Further support of DE&I includes changes were made at the Board level through the Nomination Committee to align with the diversity of the organization globally as the Company scales to its next level in 2022.

Subsequent Events

Effective April 1, 2022, VIQ appointed two new members to its board of directors (“Board”). Joining the Board are Yixin (Shing) Pan, Woodside Capital Partners and Susan Sumner, VIQ President and Chief Operating Officer. Effective April 5th, 2022, Mike Kessel resigned from the Board and Christine Fellowes, NBCUniversal International Network & Direct-To-Consumer joined the Board. The appointments expand the Board to eight members, six of whom are independent.

On April 28, 2022, the Company signed an amendment to the Crown debt facility related to the additional financial covenants that were added on March 30, 2022. The amendment increased the restriction amounts of selling, administrative and research and development costs that the Company can spend in each of Q2 2022, Q3 2022 and Q4 2022.

Management Discussion & Analysis	Page 24